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FIRM / AFFILIATE OFFICES
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Milan

Re:                             Nord Anglia Education, Inc.
Amendment No. 1 to Schedule 13E-3
File No. 005-88693
Filed on June 26, 2017, by Nord Anglia Education, Inc., et al.

Dear Mr. Panos:

On behalf of Nord Anglia Education, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 27, 2017 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-88693 (the “Schedule 13E-3/A”) filed on June 26, 2017 by the Company and the other filing persons named therein. For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the filing persons. Capitalized terms not defined in this letter have the same meanings as in the revised proxy statement.

Schedule 13E-3/A

Reasons for the Merger and Recommendation of the Board, page 27

1.                          We have reviewed the response provided in reply to prior comment number four in our letter dated June 19, 2017, and examined the disclosure in the paragraph referenced on page 22 of the revised proxy statement. The reasons for the dissent or abstention expressed by the directors Jack Hennessy and Kosmas Kalliarekos with respect to the vote taken for Board authorization of the Rule 13e-3 transaction must be explicitly provided. The standard under Item 1014(a) of Regulation M-A cannot be satisfied by inference. Please revise or advise.

In response to the Staff’s comment, the Company has added the following disclosure to the end of the first full paragraph on page 23 of the revised proxy statement:

Messrs. Jack Hennessy and Kosmas Kalliarekos, due to their affiliation with BPEA, recused themselves from the vote of the Board at this meeting, including with respect to the vote to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, which are to be submitted to a vote at the extraordinary general meeting.

* * *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +1 (312) 876-6514 or by e-mail at bradley.faris@lw.com.

Very truly yours,

/s/ Bradley C. Faris
Bradley C. Faris
of LATHAM & WATKINS LLP

cc:                                Andrew Fitzmaurice, Chief Executive Officer

Nord Anglia Education, Inc.

Patrick Cordes

The Baring Asia Private Equity Fund VI, L.P.1

The Baring Asia Private Equity Fund VI, L.P.2

The Baring Asia Private Equity Fund VI Co-investment L.P.

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